FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|x|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



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1. Name and Address of Reporting Person*   /    2. Issuer Name and                   /   6. Relationship of Reporting
                                           /    Ticker or Trading Symbol             /      Person(s) to Issuer
                                           /                                         /      (Check all applicable)
                                           /                                         /       ---  Director      ---    10% Owner
(Last)        (First)    (Middle)          /      DIGITAL POWER CORPORATION          /       ---  Officer       XX     Other
SCHOFIELD,    CHRIS                        /              (AMEX: DPW)                /       (give title below) (specify below)
                                           /                                         /       FORMER DIRECTOR
----------------------------------------   /-----------------------------------------/----------------------------------------------
                                           / 3. I.R.S.             4. Statement for  /
                                           /  Identification          (Month/Year)   /
                                           /  Number of Reporting      12/01         /
                                           /  Person, if an                          /
----------------------------------------   /  Entity                -----------------/
                                           /  (Voluntary)                            /
                                           /                                         /
                                           /       --                                /     7.   Individual or Joint/Group Filing
c/o Digital Power Ltd.                     /                       5. If Amendment,  /         (Check Applicable Line)
Telford Road                               /                        Date of Original /      X   Form filed by one Reporting Person
(Street)                                   /                         (Month/Year)    /     ---  Form filed by More than One
---------------------------------------    /                                N/A      /          Reporting Person
                                           /   --------------------------------------/
Salisbury,   Withshire,  SP2 7PH           /                                         /
---------------------------------------    /                                         /
(City)                (State)   (Zip)      /                                         /
                                           /                                         /
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
          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



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1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4)
===================================================================================================================================

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
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



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  Title   / Conversion/ Trans- / Trans- / Nature of /      Date       /    Title      /Price of / Number /  Ownership / Nature of
   of     /    of     / action / action / Derivative/   Exercisable   /     and       / Deriv-  /   of   /   Form of  /  Indirect
Derivative/ Exercise  / Date   / Code   / Securities/       and       /    Amount     /  ative  / Deriv- / Derivative / Beneficial
Security  / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of       / Secur-  / ative  / Security:  / Ownership
(Instr. 3)/ Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-     /  ity    / Securi-/ Direct (D) / (Instr.4)
          / Security  / Year)  /        /   of (D)  /    (Month       /    lying      /         /  ties  / or Indirect/
          /           /        /        / (Instr. 3,/   Day/ year)    / Securities    /         /Benefic-/ (Instr. 4) /
          /           /        /        /  4 and 5) /                 /  (Instr. 3    /         /ally    /            /
          /           /        /        /           /                 /    and 4)     /         /Owned at/            /
          /           /        /------------------------------------------------------/         /end of  /            /
          /           /        /Code/ V /  (A)/ (D) / Date   /  Expir-/ Title /Amount /         / Month  /            /
          /           /        /    /   /     /     / Exer-  /  ation /       / of    /         / Instr. /            /
          /           /        /    /   /     /     / cisable/  Date  /       /shares /         /   4    /            /
===================================================================================================================================
Options to   $2.00     12/31/01  A    V 60,000        12/31/01 12/31/03 Common  60,000     -                   D           N/A
Purchase                                                                Stock
 Common
 Stock
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Options to   $1.5625   12/31/01  A    V 25,000        12/31/01 12/31/03 Common  25,000     -                   D           N/A
Purchase                                                                Stock
 Common
 Stock
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Options to   $2.3125   12/31/01  A    V 20,000        12/31/01 12/31/03 Common  20,000     -                   D           N/A
Purchase                                                                Stock
 Common
 Stock
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Options to   $2.3125   12/31/01  D    V       40,000    (1)      2/8/11 Common  40,000     _                   D           N/A
Purchase                                                                Stock
 Common
 Stock
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Options to   $1.5625   12/31/01  D    V       25,000  1/3/01     1/3/10 Common  25,000     _                   D           N/A
Purchase                                                                Stock
 Common
 Stock
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Options to   $2.00     12/31/01  D    V       60,000    (2)     7/30/09 Common  60,000     _                   D           N/A
Purchase                                                                Stock
 Common
 Stock
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Options to   $1.625    12/31/01  D    V       25,000  1/2/02     1/2/11 Common  25,000     _        105,000    D           N/A
Purchase                                                                Stock
 Common
 Stock
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
Explanation of Responses:

(1)  10,000 vested on 2/8/00,  10,000  vested on 2/8/01,  20,000 vests on 2/8/02 and 20,000 vests on 2/8/03

(2)  30,000 vested on 7/30/00 and 30,000 vested on 7/30/01.



Explanation of Responses:




**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

 /s/ CHRIS SCHOFIELD                                          January 11, 2002
 --------------------------------                             ----------------
     Chris Schofield                                                Date

 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.